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SEC

19007685

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin (309) 821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Mary Brougher
Notary Public

OFFICIAL SEAL
MARY BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 06/05/21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2018

Contents

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Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
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Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2018, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on

the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
Chicago, Illinois
February 28, 2019

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	1,258,796
Equity securities, at fair value		2,189,903
Receivable due from parent and affiliates		107,484
Accounts receivable		311,989
Income taxes recoverable		116,894
Prepaid expenses		10,415
Other assets		5,410
Total assets	$	4,000,891
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	368,698
Income taxes payable		574
Net deferred tax liability		7,859
Contract Liability		6,925
Total liabilities		384,056
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		3,116,835
Total stockholder's equity		3,616,835
Total liabilities and stockholder's equity	$	4,000,891

See accompanying notes.

COUNTRY Capital Management Company

Statement of Income

Year Ended December 31, 2018

Revenues	
Marketing fees:	
Insurance sales	$ 2,941,097
Mutual fund sales	896,401
College savings plans	315,356
Service fees from parent	3,800,000
Investment income	73,588
Net loss on equity securities	(112,075)
Total revenues	7,914,367
Expenses	
Commission expense:	
Insurance sales	1,774,712
Mutual fund sales	530,993
College savings plans	186,789
General management services – affiliates	3,740,674
Professional services	7,150
Dues and assessments	10,935
Other	21,539
Total expenses	6,272,792
Income before income taxes	1,641,575
Income taxes:	
Current income tax expense	389,899
Deferred income tax expense	16,975
Total income tax expense	406,874
Net income	$ 1,234,701

See accompanying notes.

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

	Common Stock	Retained Earnings	Total
Balance, January 1, 2018, as reported	$ 500,000	$ 1,884,443	$ 2,384,443
Cumulative effect of change in accounting principles	–	(2,309)	(2,309)
Balance, January 1, 2018, as restated	500,000	1,882,134	2,382,134
Net income	–	1,234,701	1,234,701
Balance, December 31, 2018	$ 500,000	$ 3,116,835	$ 3,616,835

See accompanying notes.

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2018

Operating activities	
Net income	$ 1,234,701
Adjustments to reconcile net income to net cash provided by operating activities:	
Cumulative effect of change in accounting principles	(2,309)
Deferred income tax expense	16,975
Net unrealized loss on equity securities	112,075
Purchase of equity securities	(813,210)
Sale of equity securities	125,218
(Increase) decrease in assets	
Receivable due from parent and affiliates	(81,475)
Accounts receivable	(128,411)
Income taxes recoverable	34,085
Prepaid expenses	(10,415)
Other assets	367
(Decrease) increase in liabilities	
Accounts payable and accrued expenses	111,440
Payable to parent and affiliates	(284,872)
Income taxes payable	444
Contract liability	6,925
Net cash provided by operating activities	321,538
Increase in cash and cash equivalents	321,538
Cash and cash equivalents at beginning of year	937,258
Cash and cash equivalents at end of year	$ 1,258,796

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2018

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 37% of total revenues in 2018. Marketing fees from mutual funds represented approximately 11% of total revenues in 2018 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented 4% of total revenues in 2018. Although COUNTRY Capital is registered in 30 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $3,800,000 in 2018. The service fees generated under this agreement accounted for 48% of COUNTRY Capital's total revenues in 2018. COUNTRY Capital operates as a single segment.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

The service fee from COUNTRY Life is earned ratably over the service period based on terms of the service agreement.

Investment Securities

The investment portfolio is carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The standard became effective for annual and interim periods beginning January 1, 2018. COUNTRY Capital adopted the new revenue standard. The adoption of ASU 2014-09 does not have a material impact on our financial statements. Further, COUNTRY Capital did not experience significant changes to business processes, systems, or internal controls as a result of adoption of the standard.

COUNTRY Capital earns marketing fees from the insurance companies, mutual funds and 529 plans it has contracts with. The marketing fees are broken down into the upfront sales commission earned at a point in time upon the sale of distribution services and a trail commission earned over time for providing ongoing distribution services. Additionally, COUNTRY Capital earns a service fee from its parent, COUNTRY Life Insurance Company. The service fee is earned ratably over the annual service period for maintaining a block of compliant insurance and financial products.

Within the identified insurance company, mutual funds and 529 plan promises, COUNTRY Capital identified a distinct service, the promise to sell, and a promise to provide distribution services. COUNTRY Capital determined that each day of service is distinct in that each day is both capable of being distinct as the customer can benefit from each day on its own and no day of service significantly impacts COUNTRY Capital's ability to fulfill another day of service nor does one day significantly modify another day. Additionally, COUNTRY Capital determined that the services represent a series of distinct services in that each day is substantially the same and has the same pattern of transfer to the customer. Therefore, the performance obligations are that of 1) selling, and 2) providing distribution services.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements (continued)

Revenue Recognition (continued)

The upfront commission and trail are both considered variable. The upfront commission is considered variable due to the existence of chargeback rights if the investor withdrawals the funds within a certain amount of time. The trail commission is considered variable as it is based upon the assets under management held after a specified holding period. Based on COUNTRY Capital's assessment of variable constraints, COUNTRY Capital recognizes a refund liability for chargebacks representing the amount expected to be refunded.

COUNTRY Capital records receivables for marketing fees in the month the performance obligations are met using the output method which is a direct measurement of the value of the services transferred to the customer to date. Accruals are estimated based on the expected value. As of December 31, 2018, the receivable balance approximated $311,000.

Contract costs will be accrued and expensed at the time the performance obligation is met as substantially all the efforts in generating the upfront and trail commissions have been completed.

Financial Instruments – Equity Investments

In January 2016, the FASB issued new accounting guidance on financial instruments. The new recognition and measurement guidance requires entities to measure equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) at fair value and recognize any changes in fair value in net income. The standard doesn't change the guidance for classifying and measuring investments in debt securities or loans. The guidance is effective for calendar-year public business entities beginning in 2018. Management adopted the guidance in the current year. There has been no impact as a result of this guidance, as management was already recording their equity investments at fair value, with changes in fair value recorded in net income.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements (continued)

Financial Instruments – Credit Losses

In July 2016, the FASB issued new accounting guidance on credit losses that changes the impairment model for most financial assets and certain other investments. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available for sale debt securities rather than reduce the carrying amount. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2020. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

Leases

In February 2016, the FASB issued new accounting guidance on leases accounted for under U.S. GAAP. The primary change the new guidance makes on lessees is to require the recognition of lease assets and lease liabilities on the statement of financial condition for those leases classified as operating leases under previous GAAP; in particular, a lessee should recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting for leases by a lessor is largely unchanged. The guidance also requires additional disclosure about the amount, timing and uncertainty of cash flows arising from leases. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Reporting entities may choose to elect certain practical expedients relating to the identification and classification of leases that commenced before the effective date. This new guidance is effective for fiscal years beginning after December 15, 2018. While management is still evaluating the guidance, management does not expect the guidance to have a material impact on COUNTRY Capital's financial condition, operations or cash flows as COUNTRY Capital has not entered into any leases directly, nor does it hold any embedded leases within their related party agreements.

2. Significant Accounting Policies (continued)

Subsequent Events

Subsequent events have been evaluated through February 28, 2019, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Investment Securities

COUNTRY Capital has a portfolio of equity securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings. The $112,075 net loss on equity securities included in the Statement of Income consists entirely of net unrealized losses on equity securities still held at December 31, 2018.

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

4. Fair Value of Financial Instruments (continued)

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2018				
Investments in exchange traded funds:				
Fixed income	$ 753,207	$ –	$ –	$ 753,207
U.S. equities	312,645	–	–	312,645
International equities	14,028	–	–	14,028
Investments in mutual funds:				
Fixed income	640,738	–	–	640,738
U.S. equities	202,781	–	–	202,781
International equities	266,504	–	–	266,504
Total	$ 2,189,903	$ –	$ –	$ 2,189,903

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, COUNTRY Capital had net capital of $2,739,077 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.14 to 1.00 at December 31, 2018. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $3,614,413 in 2018 for the management and operational services provided by CC Services, Inc., which are included in general management services – affiliates in the accompanying Statement of Income. As of December 31, 2018, amounts receivable from CC Services, Inc. of $86,411 are included in receivable due from parent and affiliates in the accompanying Statement of Financial Condition. COUNTRY Capital recorded $126,261 in 2018 for general management services provided by IAA which are included in general management services – affiliates in the accompanying Statement of Income.

COUNTRY Capital brokers variable universal life and variable annuities for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $232,365 for brokering the products during 2018 which are included in marketing fees – insurance sales in the accompanying Statement of Income. As of December 31, 2018, commissions receivable from COUNTRY Investors Life Assurance Company of $18,511 are included in receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital files a consolidated federal income tax return with the Illinois Agricultural Holding Company and its subsidiaries. The 2018 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, and prior year taxes. The amount due from the Illinois Agricultural Holding Company for income taxes was $18,872 as of December 31, 2018. COUNTRY Capital has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1502-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provided however that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

7. Income Taxes (continued)

The components of income tax expense for the year ended December 31, 2018 are as follows:

	Federal	State	Total
2018			
Current income tax expense	$ 278,015	$ 111,884	$ 389,899
Deferred income tax expense	16,422	553	16,975
Income tax expense	$ 294,437	$ 112,437	$ 406,874

COUNTRY Capital made tax payments of $538,009 and received refunds of $182,859 in 2018.

The gross deferred tax asset at December 31, 2018 relates primarily to the unrealized loss on Common Stock as of December 31, 2018. The gross deferred tax liability at December 31, 2018 relates primarily to prepaid expenses and unrealized gains and losses on investments. At December 31, 2018, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $18,369 and $26,228 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital paid $220 in penalties for the year ended December 31, 2018.

COUNTRY Capital, as a member of the consolidated filing with the Illinois Agricultural Holding Company, files tax returns in the U.S. federal jurisdiction. COUNTRY Capital files state tax returns as a member of the consolidated filing, with CC Services, Inc., or on a stand alone basis depending on the state. As of 2018, the tax years that remain subject to examination begin with 2015.

At December 31, 2018, COUNTRY Capital has no federal or state net operating loss carryforwards.

8. Commitments and Contingencies

COUNTRY Capital is occasionally a defendant in various legal actions that arise in the normal course of business. As of December 31, 2018, COUNTRY Capital was named as a defendant in two related lawsuits alleging fraudulent activities by a former independent contractor financial representative, including the use of funds drawn from the three plaintiff's accounts for the representative's personal expenses. Management has concluded that the ultimate resolution will not have a material adverse impact on the financial position of COUNTRY Capital.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2018

Aggregate indebtedness		
Accounts payable and accrued expenses, income taxes payable and contract liability		$ 384,056
Net capital		
Common stock		500,000
Retained earnings		3,116,835
Total stockholder's equity		3,616,835
Addition adjustment:		
Deferred tax liability		7,859
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 88,973	
Accounts receivable	311,989	
Income taxes recoverable	116,894	
Prepaid expenses	10,415	
Other assets	5,000	
Securities haircut	352,346	885,617
Net capital		$ 2,739,077
Capital requirements		
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of requirements		2,639,077
Net capital as above		$ 2,739,077
Ratio of aggregate indebtedness to net capital		0.14 to 1

COUNTRY Capital Management Company

Schedule II – Computation for
Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2018

COUNTRY Capital is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

COUNTRY Capital Management Company

Schedule III – Information Relating to Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2018

COUNTRY Capital is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of COUNTRY Capital Management Company (COUNTRY Capital), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating COUNTRY Capital's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. COUNTRY Capital's management is responsible for COUNTRY Capital's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether COUNTRY Capital Management Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed

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additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of COUNTRY Capital Management Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) COUNTRY Capital Management Company (COUNTRY Capital) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the COUNTRY Capital claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) COUNTRY Capital stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about COUNTRY Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
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Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2018, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on

the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 28, 2019